Exhibit 99.3

February 11, 2025

Mr. Jeffrey Wilson
Murphy Exploration & Production Company
9805 Katy Freeway, Suite G-200
Houston, Texas 77024
Dear Mr. Wilson:

In accordance with your request, we have audited the estimates prepared by Murphy Exploration & Production Company (Murphy E&P), as of December 31, 2024, of the proved reserves to the Murphy E&P interest in certain oil and gas properties located in federal waters in the Gulf of Mexico. The scope of our work did not include auditing the future net revenue associated with these reserves. It is our understanding that Murphy E&P is a wholly owned subsidiary of Murphy Oil Corporation (Murphy Oil) and that the proved reserves estimates shown herein constitute approximately 8 percent of all proved reserves owned by Murphy Oil. Economic analysis was performed by Murphy E&P only to confirm economic producibility and determine economic limits for the properties. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, and economic producibility, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on January 8, 2025. This report has been prepared for Murphy Oil's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Murphy E&P's estimates of the net reserves, as of December 31, 2024, for the audited properties:

	Net Reserves
				Oil
	Oil	NGL	Gas(1)	Equivalent
Category	(MBBL)	(MBBL)	(MMCF)	(MBOE)
Proved Developed	27,145	3,991	44,400	38,537
Proved Undeveloped	10,653	2,428	20,719	16,535

Total Proved	37,798	6,420	65,119	55,071

Totals may not add because of rounding.

(1) Gas reserves are inclusive of fuel gas volumes expected to be consumed in field operations; fuel gas volumes are approximately 1 percent of the total proved reserves.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. Oil equivalent volumes are expressed in thousands of barrels of oil equivalent (MBOE), determined using the ratio of 6 MCF of gas to 1 barrel of oil.

When compared on a field-by-field basis, some of the estimates of Murphy E&P are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Murphy E&P's reserves are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information
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2100 ROSS AVENUE, SUITE 2200 • DALLAS, TEXAS 75201 • PH: 214-969-5401 • FAX: 214-969-5411 info@nsai-petro.com
1301 MCKINNEY STREET, SUITE 3200 • HOUSTON, TEXAS 77010 • PH: 713-654-4905 • FAX: 713-654-4951 netherlandsewell.com promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Murphy E&P in preparing the December 31, 2024, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Murphy E&P.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk. Murphy E&P 's estimates do not include probable or possible reserves that may exist for these properties.

Oil, NGL, and gas prices were used only to confirm economic producibility and determine economic limits for the properties. Prices used by Murphy E&P are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2024. For oil and NGL volumes, the average NYMEX West Texas Intermediate spot price of $75.48 per barrel is adjusted by field for quality and market differentials. For gas volumes, the average Henry Hub spot price of $2.13 per MMBTU is adjusted by field for energy content and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $76.05 per barrel of oil, $16.95 per barrel of NGL, and $2.32 per MCF of gas.

Costs were used only to confirm economic producibility and determine economic limits for the properties. Operating costs used by Murphy E&P are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. Headquarters general and administrative overhead expenses of Murphy E&P are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Murphy E&P are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Murphy E&P's estimates of the costs to abandon the wells, platforms, and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Murphy E&P and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Murphy E&P, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts used to confirm economic producibility and determine economic limits for the properties. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Murphy E&P with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Murphy E&P's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Murphy E&P and Murphy Oil, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. John R. Cliver, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2009 and has over 5 years of prior industry experience. Zachary R. Long, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2007 and has over 2 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ Richard B. Talley, Jr.
By:
Richard B. Talley, Jr., P.E.
Chairman and Chief Executive Officer

/s/ John R. Cliver /s/ Zachary R. Long
By: By:
John R. Cliver, P.E. 107216 Zachary R. Long, P.G. 11792
Senior Vice President Vice President

Date Signed: February 11, 2025 Date Signed: February 11, 2025

JRC:RS